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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-66905

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: American Independent Securities Group, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

664 S Rivershore Ln, Suite 150
(No. and Street)

Eagle	Idaho	83616
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ryan Carlson	208-489-3131	Ryan@AmericanISG.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LMHS, P.C
(Name – if individual, state last, first, and middle name)

80 Washington Street, Building S	Norwell	Massachusetts	02061
(Address)	(City)	(State)	(Zip Code)

	3373
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ryan Carlson _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of American Independent Securities Group, LLC _____, as of 12/31 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SHEILA KERBEIN
NOTARY PUBLIC - STATE OF IDAHO
COMMISSION NUMBER 58923
MY COMMISSION EXPIRES 1-4-2030

Notary Public

Signature: _____

Title: _____
CEO

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

AMERICAN INDEPENDENT SECURITIES GROUP, LLC

Report Pursuant to Rule 17a-5(d)

For the Year ended December 31, 2024

AMERICAN INDEPENDENT SECURITIES GROUP, LLC

Financial Statements and Other Financial Information

Year ended December 31, 2024

Contents



LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Members
American Independent Securities Group, LLC
Eagle, Idaho

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of American Independent Securities Group, LLC, as of December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of American Independent Securities Group, LLC as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to American Independent Securities Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

LMHS, P. C

LMHS, P.C.

We have served as the American Independent Securities Group, LLC's auditor since 2022.
Norwell, Massachusetts

March 3, 2025





American Independent Securities Group, LLC
Statement of Financial Condition
As of December 31,2024


ASSETS

CURRENT ASSETS		**2024**
Cash and cash equivalents	$	479,132
Commissions receivable		507,377
Prepaid and other assets		166,732
Clearing deposit		50,000
Total current assets		1,203,241
Property and equipment, at cost, net of accumulated depreciation of $9,761		6,432
Right of use Operating Lease		99,138
		105,570
Total assets	$	1,308,811

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Commissions payable	442,093
Operating Lease Liability - Long-term portion	99,138
Accrued liabilities	181,991
Total liabilities	723,222
MEMBERS' EQUITY	585,589
Total liabilities and members' equity	$ 1,308,811


See accompanying notes to financial statements


NOTE 1 - PRINCIPAL ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

American Independent Securities Group, LLC ("AISG" or "the Company") was formed December 30, 2004, as an Idaho Limited Liability Company operating as a broker/dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company limits its activity to selling mutual fund investments, annuities, and general securities on a "fully disclosed basis." The Company operates in the northwest region of the United States. The Company will continue perpetually unless dissolved by the members.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions with and for customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/ dealer. The clearing broker/dealer carries all of the accounts of such customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly, reflect all significant receivables, payables and other liabilities.

Security Transactions

Proprietary securities transactions, commission revenue and related expenses are recorded on a trade date basis. Liabilities for trade date basis purchases of securities represent obligations to the Company's clearing broker/dealer for transactions executed but not yet settled.

Commissions Receivable

Commissions receivable result from commissions earned on sales of investments. Commissions are generally received within forty-five days from the date of the sale of the related investments.

Personal Assets and Liabilities

In accordance with the generally accepted method of presenting financial statements of limited liability companies, the financial statements do not include the personal assets and liabilities of the members, including their obligations for income taxes on the net income of the Company or their right to a refund based on its net loss.

Income Taxes

Federal and state income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of Company earnings. The Company's net income is allocated to the members in accordance with their ownership percentages.

NOTE 1 - PRINCIPAL ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents generally consist of cash on hand, cash in banks and highly liquid investments with an original maturity of three months or less from the balance sheet date.

Property and Equipment

Property and equipment are stated at cost. The cost of property and equipment is depreciated over the estimated useful lives (2-10 years). Depreciation is computed using the straight-line method. Expenditures for major renewals or betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. Disposals are removed from property and equipment accounts with any gain or loss reflected in the statement of operations.

Concentrations of Credit Risk

The Company is not subject to concentrations of credit risk associated with cash and cash equivalents. Deposits are maintained in Boise, Idaho area financial institutions and are insured by the Federal Deposit Insurance Corporation.

The Company and its subsidiaries are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Fair Value Measurements

The Company recognizes fair value measurements based upon a fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (which are considered level 1measurements) and the lowest priority to unobservable inputs (which are considered level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices for similar instruments in active markets, quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.

NOTE 1 - PRINCIPAL ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market.

On December 31, 2024, the Company had no assets or liabilities that would be subject to recurring valuations.

NOTE 2 – REVENUE RECOGNITION

New Accounting Pronouncements

In June 2016, the FASB issued new guidance amending the current incurred loss impairment methodology. The new standard amends the methodology that reflects expected credit losses requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance is effective for periods beginning after December 15, 2019. The Company has determined adoption of this standard does not impact the financial statement amounts.

Revenue from Contracts with Customers

Significant Judgments

Revenue from contracts with customers includes commission income and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions

Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Distribution fees. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor

NOTE 2 – REVENUE RECOGNITION, CONTINUED:

remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Asset Management

Investment advisory fees. The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

NOTE 3 - STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

As of December 31, 2024, the Company did not have any subordinated liabilities. Accordingly, a Statement of Changes in Liabilities Subordinated to Claims of General Creditors has not been included in this financial report.

NOTE 4 - RESERVE REQUIREMENTS

The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under section (k)(2)(ii) and, therefore, is not required to make the periodic computation for determination of reserve requirements and information relating to the possession and control requirements under Rule 15c3-3.

NOTE 5 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital requirements of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. On December 31, 2024, the Company had a net capital of $395,777 respectively, and net capital requirements of $50,000. The Company does not have any custodian accounts or investor funds held.

NOTE 6 - COMMITMENTS & CONTINGENCIES

In the normal course of business, the Company and its advisors are exposed to potential liability from customers that utilize the Company's services. The Company was not involved in any claims or litigations for which the Company had not accrued any loss contingency amounts in its financial statements. It is possible, however, that future circumstances could change or new information become available with regard to claims and actions asserted against the Company that could result in a materially unfavorable outcome on the Company's financial position.

NOTE 7 – LEASES

The Company signed a sixty-two-month operating lease for office space starting February 2022, which will expire April 2027. The first and thirteenths month rent are waived per the lease agreement. Rent expense under this agreement for 2024 was $53,238. During the year ended December 31, 2024, the Company received payments from subtenant totaling $30,264. Future minimum lease commitments are as follows:

Year ending December 31st	Lease Commitments
2025	59,299
2026	60,782
2027	20,385
Total Lease Payments	140,466
Less Interest Factor	(41,328)
Total operating lease liability	99,138

ROU Asset: $ 99,138

Weighted-Average Remain Term: 2.33

Note 8 – SEGMENT REPORTING

The Company is engaged in two lines of business as a securities broker-dealer and a registered investment advisor, which is comprised of several classes of services, traditional securities business, investment company shares and investment advisory business. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 2), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Significant revenue segments

Source	% of Revenue
Asset Management Fees	63%
All Securities Commissions	20%
Investment Company Shares	13%

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated the need for disclosures and adjustments resulting from subsequent events through the date the financial statements were available to be issued. This evaluation did not result in any subsequent events that necessitated disclosures or adjustments.